FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending February 26, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: Feburary 26, 2003                                         By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

25 February 2003

GlaxoSmithKline PLC

                              GSK Share Re-Purchases

GlaxoSmithKline PLC announces that, in accordance with the authority granted by shareholders at the Annual General meeting on 20th May 2002, it purchased for cancellation 800,000 of its Ordinary 25 pence shares on Tuesday 25th February 2003 at a price of 1106.29 pence per share.

                              Director's Interests



I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:-

Mr J D Coombe          The transfer on 26th February 2003
                       from a trust of which Mr Coombe is a trustee
                       (The J D Coombe 1999/1 Discretionary Trust) of a total of 3,623 shares in GlaxoSmithKline plc to three beneficiaries under the Trust, namely
                       Mr Coombe's three adult daughters.

                       The transfer on 26th February 2003 from a trust of which Mr Coombe is a trustee (The G A Coombe 1999/1 Discretionary Trust) of a total of 9,618 shares in GlaxoSmithKline plc to three beneficiaries under the Trust, namely Mr
                       Coombe's three adult daughters.


The Company was advised of these transactions on 26th February 2003.



S M Bicknell
Company Secretary

26 February 2003